INVESTMENT ADVISORY AGREEMENT

Calvert Investment Management, Inc.

Calvert Social Investment Fund

REVISED AND RESTATED SCHEDULE A

            As compensation pursuant to Section 4 of the Investment Advisory Agreement between Calvert Investment Management, Inc. (formerly Calvert Asset Management Company, Inc.)(the "Advisor") and Calvert Social Investment Fund dated March 1, 1999, the Advisor is entitled to receive from each Portfolio an annual advisory fee (the "Fee") as shown below. The Fee shall be computed daily and payable monthly, based on the average daily net assets of the appropriate Portfolio.

Calvert Money Market Portfolio:	0.30%

Calvert Balanced Portfolio*:	0.425% on the first $500 million
0.40% on the next $500 million
0.375% over $1 billion

*Effective June 3, 2008, the Advisor hereby agrees to voluntarily waive five basis points of its annual advisory fee, as computed daily and payable monthly, based on the average daily net assets of the Portfolio under management by New Amsterdam Partners, LLC in excess of Two Hundred and Fifty Million Dollars ($250 Million).

This waiver is voluntary on the part of the Advisor, and is contingent upon the continued service of New Amsterdam Partners, LLC as the subadvisor to a portion of the equity assets of the Portfolio for an annual fee of 25 basis points on assets up to $250 million and 20 basis points for assets in excess of $250 million.

Calvert Bond Portfolio:	0.35% on the first $1 billion
0.325% on assets in excess of $1 billion

Calvert Equity Portfolio*:	0.50% on the first $2 billion
0.475% on the next $1 billion
0.45% over $3 billion

*Effective June 1, 2011, the Advisor hereby agrees to voluntarily waive 5 basis points on assets under management between $2 billion and $3 billion and 7.5 basis points on assets under management over $3 billion of its annual advisory fee, as computed daily and payable monthly, based on the average daily net assets of the Portfolio under management by Atlanta Capital Management, LLC.

This waiver is voluntary on the part of the Advisor, and is contingent upon the continued service of Atlanta Capital Management, LLC as the subadvisor to the Portfolio for an annual fee of 30 basis points on the first $2 billion, 25 basis points on the next $1 billion, and 22.5 basis points on assets over $3 billion.

0.60% on the first $250 million
0.55% over $250 million

*Effective June 2, 2009, the Advisor hereby agrees to waive 0.10% of its advisory fee, as computed daily and payable monthly, based on the average daily net assets of the Portfolio.  The Advisor may cease this waiver at any time.

Calvert Conservative Allocation Fund:	0.00%

Calvert Moderate Allocation Fund:	0.00%

Calvert Aggressive Allocation Fund:	0.00%

Revised June 1, 2011

CALVERT SOCIAL INVESTMENT FUND

By:  /s/William M. Tartikoff

Name: William M. Tartikoff

Title: Vice President and Secretary

Calvert INVESTMENT Management, INC.

By:  /s/Ronald M. Wolfsheimer

Name: Ronald M. Wolfsheimer

Title: Chief Financial and Administrative Officer

         and Senior Vice President